EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Mid-America Apartment Communities, Inc.:

We consent to the use of our reports dated March 8, 2005, relating to the consolidated balance sheets of Mid-America Apartment Communities, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Memphis, Tennessee

April 8, 2005